ALAN P. GOLDBERG

312.807.4227

alan.goldberg@klgates.com

Direct Fax: 312.827.8086

September 9, 2011

VIA EDGAR

Mr. James E. O’Connor

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

PowerShares Exchange-Traded Fund Trust II
1933 Act Registration No. 333-138490
1940 Act Registration No. 811-21977

Dear Mr. O’Connor:

This letter responds to the comments you conveyed to me on August 19, 2011 regarding post-effective amendment no. 228 to the registration statement under the Securities Act of 1933, as amended, which is amendment no. 229 to the registration statement under the Investment Company Act of 1940, as amended, (the “1940 Act”) of PowerShares Exchange-Traded Fund Trust II (the “Trust”) to register a new series of the Trust to be designated PowerShares Chinese Yuan Dim Sum Bond Portfolio (the “Fund”).  For your convenience, each of your comments, as we understand them, is repeated below, with responses immediately following.  Where revised disclosure from the post-effective amendment is included in a response, we have marked the disclosure in bold and underlined to show changes from the original post-effective amendment filed on July 8, 2011.

Although not specifically requested, all missing data and information in the July 8 filing not otherwise mentioned will be incorporated into the next post-effective amendment.

Registration Statement. Please note — We have included for your convenience, where applicable, the page numbers of the Prospectus and the Statement of Additional Information located in the post-effective amendment.

Prospectus

1.             Comment:             To the extent applicable, the comments provided to the PowerShares CSI Fundamental Greater China Portfolio apply to the corresponding disclosure contained in this filing.

Response:             Understood.

2.             Comment:             Cover Page: Please separate the following language from the preceding sentence: “Shares of the portfolio (“Shares”) are not guaranteed or insured by the Federal Deposit Insurance Corporation (“FDIC”) or any other agency of the U.S. Government nor are Shares deposits or obligations of any bank. Shares of the PowerShares Chinese Yuan Dim Sum Bond Portfolio (the “Fund”) involve investment risks including the loss of principal.”

Response:             The Cover Page has been revised and that language has been deleted.

2.             Comment:             Page 5 of the Summary Section: Please identify the Fund’s Index Provider

Response:             The Fund’s Index Provider has been identified within the document.

3.             Comment:             Page 5 of the Summary Section: Please explain the repeated use of brackets throughout the document.

Response:              The brackets served as placeholders for language to be inserted or confirmed. We will file an amendment to the Trust’s registration statement that will remove all brackets and provide all missing data and information.

4.             Comment:             Page 5 of the Summary Section: Under the section titled “Principal Investment Strategies,” explain to what extent the Fund will be invested in countries in the Asia Pacific region other than China. Identify whether most Yuan-denominated bonds will be Chinese. Additionally, please better explain the concept of the Underlying Index.

Response:             The first paragraph under the section identified above has been revised as follows:

The Fund normally will invest at least 80% of its total assets in the Chinese Yuan-denominated bonds. The Fund normally will invest at least 90% of its total assets in Yuan-denominated bonds that comprise the Underlying Index. The Underlying Index measures the performance of Chinese Yuan-denominated “Dim Sum” bonds that are issued and settled outside of mainland China. The Underlying Index offers investors exposure to a rapidly growing market segment without facing the challenges often associated with investing in the onshore Chinese bond market. The Underlying Index includes fixed-rate securities issued by governments, agencies, supranationals, and corporations. The bonds within the Underlying Index generally have a fixed rate coupon [(excluding zeros)], a minimum maturity of one year and a minimum size outstanding of 1 billion Yuan.

5.             Comment:             Page 5 of the Summary Section: Please add the following language to the first paragraph under the section titled “Principal Investment Strategies “The bonds that comprise the index are rated below investment grade. Below investment grade bonds are rated Ba1 or lower by Moody’s Investor Services, Inc., BB+ or lower by Standard & Poor’s Corporation, or BB+ or lower by Fitch Ratings, Inc. or, if unrated are of comparable quality. Below investment grade bonds, commonly referred to as “junk” or “high yield” bonds, are regarded as having predominately speculative characteristics with respect to an issuer’s capacity to pay interest and repay principal.

Response:             Agreed. The paragraph identified above has been revised to include the suggested language.

6.             Comment:             Page 6 of the Summary Section: Revise the paragraph captioned “Concentration Policy” so as to be consistent with Item 9(b)(1), instruction 4 of form N-1A.

Response:             We have revised the paragraph captioned “Concentration Policy” with the following language in response to staff comments:

The Fund will invest more than 25% of the value of its net assets in securities of issuers in an industry or group of industries to the extent that the Underlying Index concentrates in an industry or group of industries.  The Fund will not concentrate its investments in any industry or group of industries in which the Underlying Index is not concentrated.

7.             Comment:             Page 6 of the Summary Section: In the paragraph captioned “China Investment Risk” please explain the concept of “Chinese issuers” of bonds issued and traded outside of mainland China. Additionally revise the disclosure to be consistent with the “plain English” requirement.

Response:             The paragraph captioned “China Investment Risk” has been deleted.

8.             Comment:             Page 6 of the Summary Section: In the paragraph captioned “Currency Risk” please conform the disclosure to state that the Fund will invest at least 80% of its assets in Yuan denominated bonds. Also, please explain what the meaning of the phrase “securities designed to provide exposure to the Yuan” and also explain how the Yuan as a unit of the Chinese currency, the Renminbi, can diverge from the Renminbi.

Response:              The paragraph identified above has been revised as follows in response to the staff’s comment:

Currency Risk. The Fund invests at least 80% of its assets in Chinese Yuan-denominated bonds issued and settled outside of mainland China.  Because the Fund’s net asset value (“NAV”) is determined in U.S. dollars, the NAV could decline if the currency of the non-U.S. market in which the Fund invests depreciates against the U.S. dollar, even if the value of the Fund’s holdings increases, as measured in the foreign currency, including securities denominated in the Chinese Yuan.  The Yuan currently is not a freely convertible currency.  The government of China maintains strict currency controls. As a result, the value of the Yuan, and the value of securities designed to provide exposure to the Yuan, such as Yuan-denominated bonds issued by off-shore issuers, can change quickly. These and other factors could have a negative impact on the Fund’s performance and increase the volatility of an investment in the Fund.  The Chinese government’s policies on currency, control and repatriation restrictions are subject to change, and the Fund’s or the shareholders’ position may be adversely affected.  In addition, if the Chinese currencies, the Renminbi, which is traded in mainland China and the Yuan, which is traded off-shore (traded as “CNH” in Hong Kong), diverge in value, that divergence could negatively impact the Fund.

9.             Comment:             Page 7 of the Summary Section: In the paragraph captioned “Liquidity Risk,” please confirm this risk is consistent with the SEC staff’s 15% limitation on investments in illiquid securities by open-end funds, which has been adopted as a non-fundamental limitation on page 4 of the Fund’s Statement of Additional Information.

Response:             We confirm this risk complies with the staff’s interpretation of liquidity requirements for open-end funds.

10.          Comment:             Page 11: In the paragraph captioned “Currency Risk” please conform the disclosure to state that the Fund will invest at least 80% of its assets in Yuan denominated bonds. Also, as the Yuan is a unit of the Chinese currency, the Renminbi, explain how these can diverge from one another.

Response:              The paragraph identified above has been revised as follows in response to the staff’s comment:

Currency Risk. The Fund invests at least 80% of its assets in Chinese Yuan-denominated bonds issued and settled outside of mainland China.  Because the Fund’s net asset value (“NAV”) is determined in U.S. dollars, the NAV could decline if the currency of the non-U.S. market in which the Fund invests depreciates against the U.S. dollar, even if the value of the Fund’s holdings increases, as measured in the foreign currency, including securities denominated in the Chinese Yuan.  The Yuan currently is not a freely convertible currency.  The government of China maintains strict currency controls. As a result, the value of the Yuan, and the value of securities designed to provide exposure to the Yuan, such as Yuan-denominated bonds issued by off-shore issuers, can change quickly. These and other factors could have a negative impact on the Fund’s performance and increase the volatility of an investment in the Fund.  The Chinese government’s policies on currency, control and repatriation restrictions are subject to change, and the Fund’s or the shareholders’ position may be adversely affected.  In addition, if the Chinese currencies, the Renminbi, which is traded in mainland China and the Yuan, which is traded off-shore (traded as “CNH” in Hong Kong), diverge in value, that divergence could negatively impact the Fund.

11.          Comment:             Page 13 of the Prospectus: The paragraph captions “Indexing Risk” does not state a risk, either revise or delete.

Response:             The paragraph identified above has been revised as follows in response to the staff’s comment:

Unlike many investment companies, the Fund does not utilize an investing strategy that seeks returns in excess of the Underlying Index. Therefore, the Fund would not necessarily buy or sell a security unless that security is added or removed, respectively, from its Underlying Index, even if that security generally is underperforming.

12.          Comment:             Page 13 of the Prospectus: Under the section titled “Non-Principal Investment Strategies” disclose how much notice shareholders will be given of a change in a non-fundamental policy.

Response:             The second paragraph under the section titled above have been revised as follows:

Each of the investment policies described herein, including the investment objective of the Fund, constitutes a non-fundamental policy that the Board of Trustees (the “Board”) of PowerShares Exchange-Traded Fund Trust II (the “Trust”) may change at any time without shareholder approval. The Fund has adopted a policy to provide its shareholders with at least 60 days prior written notice of any change in such non-fundamental policies. The fundamental and non-fundamental policies of the Fund are set forth in the Statement of Additional Information (“SAI”) under the section “Investment Strategies and Restrictions.”

13.          Comment:             Page 13 of the Prospectus: The section titled “Non-Principal Investment Strategies” does not state that the Fund will borrow “for other lawful purposes.” Conform the disclosure contained in the paragraph captioned “Borrowing Risk.” Also, clarify if the Fund will borrow for investment purposes.

Response:             The paragraph captioned “Borrowing Risk” has been deleted.

Statement of Additional Information

1.             Comment:             Page 3: Revise Investment Restriction (1) to be consistent with the paragraph captioned “Concentration Policy” contained within the prospectus.

Response:             Investment restriction (1) has been revised as follows in response to the staff’s comment:

(1)  Invest more than 25% of the value of its net assets in securities of issuers in any one industry or group of industries, except to the extent that the underlying index that the Fund replicates concentrates in an industry or group of industries. This restriction does not apply to obligations issued or guaranteed by the U.S. Government, its agencies or instrumentalities.

2.             Comment:             Page 4: Revise Investment Restriction (2) to clarify that the Fund may only enter into “other investments or . . . other transactions permissible under the 1940 Act that may involve borrowing” to the extent that it sets aside, and marks to market daily, liquid securities equal to the Fund’s potential obligation or economic exposure under the instruments.

Response:             Investment Restriction (2) has been revised as follows in response to the Staff’s comment:

(2)  Borrow money, except that the Fund may borrow money to the extent permitted by (i) the 1940 Act, (ii) the rules and regulations promulgated by the Securities and Exchange Commission (“SEC”) under the 1940 Act, or (iii) an exemption or other relief applicable to the Fund from the provisions of the 1940 Act.

3.             Comment:             Page 4: Revise the section titled “Investment Restrictions” to clarify that the 300% asset coverage requirement for securities lending is also ongoing as made clear for bank borrowings.

Response:             The above noted section has been revised as follows in response to the staff’s comment:

Except for restrictions (2) and (4), if a percentage restriction is adhered to at the time of investment, a later increase in percentage resulting from a change in market value of the investment or the total assets, or the sale of a security out of the portfolio, will not constitute a violation of that restriction. With respect to restrictions (2) and (4), in the event that the Fund’s borrowings and securities lending at any time exceed 33 1 / 3 % of the value of the Fund’s total assets (including the amount borrowed or securities loaned) less the Fund’s liabilities (other than borrowings) due to subsequent changes in the value of the Fund’s assets or otherwise, within three days (excluding Sundays and holidays), the Fund will take corrective action to reduce the amount of its borrowings to an extent that such borrowings or securities lending will not exceed 33 1 / 3 % of the value of the Fund’s total assets (including the amount borrowed or loaned) less the Fund’s liabilities (other than borrowings or securities loaned).

4.             Comment:             Page 4:   In regards to Investment Restriction 4 confirm that the obligations of the sellers to repurchase securities under the Fund’s repurchase agreements will be “collateralized fully” as described under Rule 5b-3 of the Investment Company Act of 1940, as amended, and confirm that the Fund will receive all income from the investment of any collateral on any securities lending.

Response:              We confirm that the obligations of the sellers to repurchase securities under the Fund’s repurchase agreements will be fully collateralized. We also confirm that the fund will receive all income from the investment of any collateral on any securities lending.

5.             Comment:             Page 4: In regards to Investment Restriction 4, please explain the role of the board in approving and monitoring any securities lending by the Fund.

Response:              The board will have oversight for all securities lending in which the Fund engages and the Adviser will provide the board with quarterly reports regarding the Fund’s securities lending activity.

6.             Comment:             Page 4: Delete the following language from Investment Restriction (7) “except as permitted under the 1940 Act.”

Response:             Agreed.

7.             Comment:             Page 12: The current disclosure regarding why the board believes the leadership structure of the Fund is appropriate is conclusory. Please provide some analysis as to why the leadership structure is appropriate given the specific characteristics and structure of the Fund.

Response:             The Fund believes the current disclosure adequately describes why the board believes its current leadership structure is appropriate. As a consequence, the Fund respectfully declines to take the staff’s comment.

*              *              *

We believe that this information responds to all of your comments.  Please call me at (312) 807-4227 or Eric Purple at (202) 778-9220 to confirm the adequacy of our responses.

Very truly yours,

/s/ Alan P. Goldberg
Alan. P. Goldberg

Copy to: Anna Paglia